

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

August 31, 2015

Via E-mail
Shimon Citron
Chief Executive Officer
EZTrader, Inc.
6 Yehezkel Koifman Street,
Tel-Aviv, Israel 68012

> **Re: EZTD Inc. (f/k/a EZTrader, Inc.)**
> **Amendment No. 1 to Registration Statement on Form 10-12(b)**
> **Filed August 17, 2015**
> **File No. 000-51255**

Dear Mr. Citron:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2015 letter

General

1.   We note your disclosure that you conduct operations and business with and through your wholly owned subsidiaries: (a) Win Global Markets Inc. (Israel) Ltd., an Israeli company and (b) WGM Services Ltd., a company registered in Cyprus ("WGM"). We also note that you state that trading is being offered by WGM on http://www.eztrader.com, http://www.globaloption.com, and http://www.ezinvest.com. Further, we note your disclosure that to comply with CFTC and SEC regulations, you block U.S. persons from using your trading platform. Please explain whether Win Global Market Inc., WGM or any of their associated persons engage in any securities activities (including, but not limited to, offering securities through its trading platform, soliciting of potential investors, handling of customer funds and securities and/or giving advice to investors on the platform) from within the United States or direct such activities towards U.S. persons.

If Win Global Markets Inc., WGM, or any of its associated persons engage in any securities activities from within the United States or towards U.S. persons, then please explain why such person is not required to register as a broker-dealer or Futures Commodities Merchant.

Item 1. Business

Overview, page 1

2.   Please revise to clarify that GKFX operates in Japan and is authorized to offer its services to local Japanese customers, as indicated in your response to comment 5.

Our Current Business

Binary Options – featured by online providers, page 2

3.   We note your revisions in this section in response to comments 6 and 7 in our letter dated July 29, 2015. Please further revise to explain whether customers are *only* subject to withdrawal preconditions if they elect to accept the Sign-up and/or Deposit bonuses when registering a new account.

4.   Please explain whether the terms and conditions available to customers when registering an account specifically include the directives to prospective customers set forth in your response to comment 8 in our letter dated July 29, 2015. We note that such information is available on your website; please also revise to explain whether customers are required to acknowledge this process *prior* to opening a new account.

Customer base, page 8

5.   We note your response to comment 11. Please revise your filing to define the term "competitive dealing options."

Government Regulation

U.S. Regulation of Online Binary Options, page 10

6.   We reissue comments 12 and 13 in our letter dated July 29, 2015. Please revise your disclosure to better elucidate the findings in SEC v. Banc de Binary, Ltd., specifically the holding that binary options are, in fact, "securities" subject to regulation by the SEC. Please also revise to acknowledge the extent to which any offer and sale in the United States must be either registered or exempt. Please also revise to remove disclosure stating that "a court ruling has not yet been adjudged to clearly state that binary options are securities," as such assertion is inconsistent with the holdings in the cited case. Please make confirming changes in your risk factor disclosure on page 14.

7.	Please also revise, as previously requested, to discuss any *potential* liability, in the event that U.S. customers gained access to your platform without attending registration of such transactions. We may have further comment based on your response.

8.	We note your revised disclosure on page 11 indicating that a customer's account balance that shows no activity for nine months or more "is automatically zeroed out through a bookkeeping entry." You also state that a customer who requests to receive his or her outstanding account balance is repaid upon presentation of acceptable identifying documentation. Please explain how you zero out a customer account without payment of the account balance to the customer. For example, clarify if the amounts owed continue to show as an obligation to customers in your financial statements. Please also clarify the type of acceptable identifying documentation required. In addition, explain how you notify customers when you zero out the account and how you convey the necessary steps a customer must take in order to receive their account balance.

Non-U.S. Regulation of Online Binary Options, page 11

9.	We note your response to comment 4 in our letter dated July 29, 2015. Please revise your disclosure to more specifically discuss the scope of permissible activity under your Cypriot license.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 43

10.	We note your response to comment 16, however, your revised disclosure indicates that pricing information for periods as recent as the first quarter ended March 31, 2015 are presented based on quotations reported on the OTCQB market. Prior disclosure indicates that your common stock was no longer quoted on the OTCQB as of August 2013. Please revise to ensure consistency.

Item 15. Financial Statements and Exhibits

Interim Condensed Consolidated Financial Statements as of March 31, 2015, page F-1

11.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 3 – Fair Value Measurements, page F-12

12.	We note your response and your revised disclosure regarding fair value measurements in response to previous comment 19. Please further revise your disclosure to include the disclosure required by ASC 820-10-50-2(c) through 50-2(g) or advise.

Note 5: Share Capital, page F-15

13.   We note your response and your revised disclosure to prior comment 20. Please further
        explain to us and revise your disclosure to clarify your basis and rationale for the
        accounting treatment of the warrants issued. Please cite the applicable guidance in your
        response.

Consolidated Financial Statements as of December 31, 2014

Report of Independent Registered Public Accounting Firm, page F-2

14.   We note that the audit report is dual dated for Note 14, although no changes appear to
        have been made to Note 14. We also note the changes to Note 16 related to subsequent
        events, which was not included in the list of notes that are dual dated in the audit report.
        Please advise or revise.

Notes to Consolidated Financial Statements

Note 7 – Obligation to Customers, page F-21

15.   We note your response to previous comment 22. Please explain to us in further detail
        how you evaluate the factors and items considered in recording customer bonuses, such
        as sign-up bonuses and deposit bonuses. In your response please tell us the consideration
        you gave to ASC 605-50-25 in accounting for each type of customer bonus offered.

16.   In addition to above, please tell us your consideration for disclosing the amount of
        customer bonuses recorded in the statements of operations for the periods presented. To
        the extent you do not believe these amounts are material, please tell us how you made
        that determination. In your response please tell us the amount of costumer bonuses
        recorded for all periods, including the latest interim periods presented.

Note 15 – Related Parties, page F-31

17.   We note your revised disclosure describing the nature of the related party transactions for
        the year ended December 31, 2014. Please further revise your disclosure to disclose the
        nature and significant terms of the related party transactions and balances for all periods
        presented.

Exhibits, page 50

18.   We note that you incorporate by reference your form of Convertible Loan Agreement
        from your Form 10 registration statement dated September 15, 2014. Please file the
        executed version of this agreement as an exhibit with your next amendment or advise.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3486 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate and
Commodities